December 22, 2005



Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

RE:      NEOMEDIA TECHNOLOGIES, INC.
         AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-4/A
         FILED NOVEMBER 7, 2005
         FILE NO. 333-123848

         FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004, AS AMENDED FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
         FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
         FILE NO. 0-32262


Dear Ms. Jacobs:

         This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff's comments in the letter dated November 18, 2005 with respect to the amendment No. 4 to Registration Statement on Form S-4/A filed November 7, 2005 by NeoMedia Technologies, Inc.

FORM S-4, AS AMENDED ON NOVEMBER 7, 2005

AMENDMENT NO. 4 TO FORM S-4

Comment 1:         Include   currently   dated   consents  of  all   independent
                   accountants in the next amended --- registration statement

Response:          We have included currently dated consents for all independent accountants in this amendment.

PRO FORMA FINANCIAL INFORMATION, PAGES F-69 TO F-76

Comment 2:         Revised  all  captions  and   references  to  the  Pro  Forma
                   Financial Information to include the word "Unaudited".

Response:          We have revised the captions and references as requested.


Comment 3:         Your description of the basis of presentation does not appear to have been updated to refer to the periods, and entities, presented. For example, remove references to CSI since the entity is already included in NeoMedia's historical financial statements for more than nine months. Revise accordingly

Response:          We have revised the  description of the basis of presentation as requested.


Comment 4:         Revised to present an unaudited pro forma  condensed  balance sheet as of September 30, 2005.

Response:          We  have  updated  the pro  forma  financial  information  to include an unaudited pro forma condensed balance sheet as of September 30, 2005.


Comment 5:         Revise to provide unaudited pro forma condensed statements of operations for the nine months ended September 30, 2005.

Response:          We  have  updated  the pro  forma  financial  information  to
                   include  an  unaudited  pro  forma  condensed   statement  of
                   operations for the nine months ended September 30, 2005.


Comment 6:         With  regard  to your pro  forma  adjustment  "D",  revise to reflect the allocation of the entire expected purchase price for the BSD and Mobot acquisitions. That is, the adjustment appears to exclude the $3.5 million cash portion of the consideration to be paid for Mobot, Inc. Additionally, disclose the value of all shares and options issued for the acquisition. Indicate how the fair values were determined.
                   Include a schedule showing the calculation of each purchase price

Response:          We  have  revised  the   disclosure  of  adjustment   "D"  as
                   requested.

Comment 7:         Expand the  disclosure to show the allocation of the purchase price to the tangible and intangible  assets acquired.  Also, for each class of intangibles  acquired  disclose the related amortization  period.  In this regard,  indicate why no value has been assigned to any intangible  assets besides goodwill.
                   Furthermore,  clarify  why  Mobot is not being  considered  a shell  company  since it appears to have nominal  operations.
                   Also,  provide  us with an  analysis  of  whether  Mobot is a business  under EITF 98-3.  In either case,  the  acquisition would not be  accounted  for as a  business  combination  and would be  treated  as a  recapitalization  if it is  deemed a shell  or as an  asset  acquisition  if it does  not meet the definition  of a business.  Be advised that  goodwill is only
                   recognized   in  a   business   combination   and  not  in  a
                   recapitalization or an asset acquisition. See paragraph 9 of SFAS 141.

Response:          We have revised the  disclosure to show the allocation of the
                   purchase  price  to  the  tangible  and   intangible   assets
                   acquired, and shown the related amortization period for each class of intangibles.

                   We have allocated the expected excess of fair value paid over net assets acquired (net liabilities assumed) for each acquisition to intangible asset classes based on management's best judgment and estimate of how this excess will be broken out in the final purchase price allocation. We have not commissioned an independent appraisal of the assets as of this time. We expect to have an independent appraisal performed after the consummation of the acquisitions of BSD and Mobot, and we will perform a final allocation of the intangible assets at that time. We have shown the expected purchase price allocation in tabular form in the footnotes to the balance sheet, and we have also noted that the final allocation will be based on an independent valuation and could vary materially from the numbers presented in the pro forma financial section.

                   Under Rule 405 of the Securities Act of 1933, a shell company is defined as, "a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or
                   (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets." During the nine months ended September 30, 2005, Mobot recognized revenue of $144,000, generated operating expenses of $1,046,000, and employed six people. As a result of these operations, Mobot does not meet requirement (1) above, and is therefore not considered a shell company.

                   Additionally, we have performed an analysis of whether Mobot is a business under EITF 98-3. Pursuant to EITF 98-3, "a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers."

                   Pursuant to EITF 98-3, the determination of whether a transferred set of assets and activities is or is not a business is a three-step process:

                   1. Identify the elements included in the transferred set

                   2. Compare the identified  elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements

                   3. If there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business

                   We evaluated each of the elements as follows:

------------------------------------------------------------------------------------------------------------------------------------
Element (as defined in EITF 98-3)                                           Mobot Attributes to Satisfy Element
------------------------------------------------------------------------------------------------------------------------------------
(1) Inputs
------------------------------------------------------------------------------------------------------------------------------------
      -  Long-lived assets                                                  -  We believe the value of Mobot's image recognition
                                                                               software, linking system, trade name, and other
                                                                               intangible long-lived assets is significant
------------------------------------------------------------------------------------------------------------------------------------
      -  Intellectual property                                              -  Mobot currently has one patent filing, several
                                                                               trademark filings, and critical industry know-how in
                                                                               the image-recognition field
------------------------------------------------------------------------------------------------------------------------------------
      -  Ability to obtain access to necessary materials or rights          -  Mobot has developed, or has access to, all rights
                                                                               and materials required to sell its product to
                                                                               customers. Accordingly, they have a complete product
                                                                               offering and recorded revenue of $144,000 in the
                                                                               nine months ended September 30, 2005, relating to
                                                                               such products
------------------------------------------------------------------------------------------------------------------------------------
      -  Employees                                                          -  Mobot currently has 6 full-time employees
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(2) Processes (The existence of systems, standards, protocols,              -  Mobot has in place appropriate strategic management,
conventions, and rules that act to define the processes necessary for          operational, resource management, financial
normal, self-sustaining operations, such as (i) strategic management           reporting, and other processes that support its
processes, (ii) operational processes, and (iii) resource management           classification as a business under EITF 98-3
processes
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(3) Outputs (the ability to obtain access to the customers that             -  Mobot's outputs include a service offering that has
purchase the outputs of the transferred set)                                   generated substantial revenue during 2005, as well
                                                                               as a sales force to obtain access to customers
------------------------------------------------------------------------------------------------------------------------------------

                   We believe Mobot satisfies all of the elements, and as such have determined that it is a business pursuant to EITF 98-3. As such, we intend to record the acquisition of Mobot as a business combination under the guidelines of SFAS 141.

Comment 8:         Please  address the impact,  if any,  of the  acquisition  of
                   Mobot  by   NeoMedia  on  Mobot's   outstanding   convertible
                   debentures and the warrants issuable upon conversion or exchange of the debentures. That is, clarify whether the holders intend, if known, to convert the debentures to Mobot shares and warrants. Please provide additional pro forma presentation to the extent that there are a range of possible outcomes with regard to the convertible debentures and warrants.

Response:          Based on discussions with Mobot management, NeoMedia believes the debentures will be converted prior to closing of the acquisition of Mobot by NeoMedia. We have revised the pro forma balance sheet to reflect this pro forma adjustment.
                   Additionally, we have added footnote disclosure (F), which explains the impact to the pro forma balance sheet in the event that the debentures are not converted prior to closing.

                   With respect to the warrants, based on discussion with Mobot management, NeoMedia expects the warrants to be forfeited by the warrant holders prior to closing. We have added footnote
                   (G) to discuss the warrants and the expected conversion.

FINANCIAL STATEMENTS OF MOBOT, INC.

Comment 9:         Revise to include interim financial  statements in accordance with Regulation S-B Item 310(g).

Response:          We have added interim financial  statements for Mobot for the nine months ended September 30, 2005, in accordance with Regulation S-B Item 310(g).


Comment 10:        Revise to  include a signed  report in  accordance  with Rule
                   2-02(a) of Regulations S-X.

Response:          We have revised to include a signed report in accordance with
                   Rule 2-02(a) of Regulation S-X.



Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director